
02005703

UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III


RECEIVED
FEB 22 2002

| SEC FILE NUMBER |
|---|
| 8- 47508 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MANAGED INVESTMENTS, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1265 MONTECITO AVENUE, SUITE 104
(No. and Street)

| MOUNTAIN VIEW | CALIFORNIA | 94043 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES H. WILLIAMS (415) 461-3156
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLARIDAD & CROWE
(Name — *if individual, state last, first, middle name*)

| 101 LARKSPUR LANDING CIRCLE, SUITE 311 | LARKSPUR | CALIFORNIA | 94939 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/13/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, JAMES H. WILLIAMS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MANAGED INVESTMENTS, INC., as of DECEMBER 31, 2001, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

FINANCIAL PRINCIPAL
Title

Notary Public


GABRIEL GREECE
COMM. #1216705
NOTARY PUBLIC-CALIFORNIA
MARIN COUNTY
My Comm. Expires April 23, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) ~~A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.~~ Independent auditors' supplemental report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# MANAGED INVESTMENTS, INC.

---

## REPORT ON AUDIT OF FINANCIAL STATEMENTS

---

**For The Year Ended December 31, 2001**

***CLARIDAD & CROWE***

Certified Public Accountants

**CONTENTS**

*CLARIDAD & CROWE*

**Certified Public Accountants**
**A Partnership of Professional Corporations**

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009


## INDEPENDENT AUDITORS' REPORT

Board of Directors
Managed Investments, Inc.
Mountain View, California

We have audited the statement of financial condition of Managed Investments, Inc. (a California corporation) as of December 31, 2001, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Managed Investments, Inc., as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 13 is presented for purposes of additional analysis and is not part of the basic financial statements. The additional information is required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.



**CERTIFIED PUBLIC ACCOUNTANTS**

January 17, 2002

## MANAGED INVESTMENTS, INC.

## STATEMENT OF FINANCIAL CONDITION

### December 31, 2001

ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 18,957 |
| Accounts receivable | 27,220 |
| Prepaid income taxes | 1,498 |
| Other assets | 5,616 |
| Equipment, net of accumulated depreciation of $ 7,523 | 2,835 |
| | $ 56,126 |

LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| Liabilities | |
| Accounts payable | $ 750 |
| Deferred income taxes | 7,391 |
| Total liabilities | 8,141 |
| Stockholders' equity | |
| Common stock, par value of $.01 per share, 100 shares authorized, issued and outstanding | 1 |
| Additional paid in capital | 14,000 |
| Retained earnings | 33,984 |
| Total stockholders' equity | 47,985 |
| | $ 56,126 |

See notes to financial statements.

## MANAGED INVESTMENTS, INC.

## STATEMENT OF OPERATIONS

### For the Year Ended December 31, 2001

| | |
|---|---|
| REVENUES | |
| Commissions | $ 111,171 |
| Other income | 31,767 |
| Interest | 1,554 |
| | 144,492 |
| EXPENSES | |
| Compensation | 92,234 |
| Professional fees | 12,815 |
| Regulatory fees | 2,296 |
| Other operating expenses | 39,360 |
| | 146,705 |
| LOSS BEFORE INCOME TAXES | 2,213 |
| INCOME TAXES | 815 |
| NET LOSS | $ 3,028 |

See notes to financial statements.

**MANAGED INVESTMENTS, INC.**

**STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY**

**For the Year Ended December 31, 2001**

| | Common Stock | | Additional Paid-in | Retained | |
|---|---|---|---|---|---|
| | No. | Amount | Capital | Earnings | Total |
| Balance, December 31, 2000 | 100 | $ 1 | $ 14,000 | $ 37,012 | $ 51,013 |
| Net loss | | | | (3,028) | (3,028) |
| Balance, December 31, 2001 | 100 | $ 1 | $ 14,000 | $ 33,984 | $ 47,985 |

See notes to financial statements.

**MANAGED INVESTMENTS, INC.**

**STATEMENT OF CASH FLOWS**

**For the Year Ended December, 2001**

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net loss | $ (3,028) |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation and amortization | 1,932 |
| Change in assets and liabilities: | |
| (Increase) in accounts receivable | (8,447) |
| (Increase) in prepaid income taxes | (1,498) |
| Decrease in other assets | 3,264 |
| Increase in accounts payable | 750 |
| (Decrease) in pension plan payable | (188) |
| (Decrease) in income taxes payable | (21) |
| Increase in deferred income taxes | 673 |
| Net adjustments | (3,535) |
| Net cash used by operating activities | (6,563) |
| NET DECREASE IN CASH AND CASH EQUIVALENTS | (6,563) |
| CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR | 25,520 |
| CASH AND CASH EQUIVALENTS, END OF YEAR | $ 18,957 |

SUPPLEMENTAL DISCLOSURE INFORMATION

| | |
|---|---|
| Income taxes paid | $ 1,661 |
| Interest paid | 0 |

See notes to financial statements.

**MANAGED INVESTMENTS, INC.**

**NOTES TO FINANCIAL STATEMENTS**

**For theYear Ended December 31, 2001**

NOTE A – Summary of Significant Accounting policies

General

Managed Investments, Inc. (the Company), a California corporation, was incorporated on April 7, 1994, and registered as a broker-dealer under the Securities Exchange Act of 1934 in August, 1994. The Company commenced securities transactions in September, 1994. The Company engages in the brokerage of securities.

Accounting

These financial statements are prepared using the accrual method of accounting.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Regulatory Requirements

The Company is exempt from the requirements of Rule 15c3-3 pursuant to the rules for broker-dealers who clear all transactions for customers on a fully disclosed basis with a clearing broker-dealer and who promptly transmit all customer funds and securities to the clearing broker-dealer.

Securities Transactions

Security transactions are recorded on a trade date basis.

Equipment

Equipment purchases greater than $500 are recorded at cost. Maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful life (5 years) of the asset.

MANAGED INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

For theYear Ended December 31, 2001

NOTE A – Summary of Significant Accounting Policies (Continued)

Income Taxes

Deferred income taxes are provided for differences in timing or reporting income for financial statements and income tax purposes. The principal differences relate to differences in recognizing revenues and expenses (cash basis for tax purposes) and in depreciation methods.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B – Income Taxes

The provision for income taxes consists of the following:

| | |
|---|---|
| Currently payable: | |
| Federal (refundable) | $ (658) |
| State | 800 |
| | 142 |
| Deferred: | |
| Federal | 644 |
| State | 29 |
| | 673 |
| | $ 815 |

The Company's deferred tax assets and liabilities and deferred tax valuation allowance at December 31, 2001, are as follows:

| | |
|---|---|
| Deferred tax assets | $ 900 |
| Deferred tax liabilities | (8,291) |
| Deferred tax asset valuation allowance | 0 |
| | $ (7,391) |

**MANAGED INVESTMENTS, INC.**

**NOTES TO FINANCIAL STATEMENTS**

**For theYear Ended December 31, 2001**

NOTE B – Income Taxes (Continued)

The income taxes differ from the expense that would result from applying federal and state statutory rates to income before income taxes because of non-deductible meals and entertainment and employee benefits in the amount of $ 1,151.

NOTE C – Retirement Plan

The Company maintains a combined profit-sharing and money purchase pension plan for the benefit of all eligible employees. The Company contributions are based on the employee's annual compensation. Contributions to the profit-sharing plan are at the discretion of the Board of Directors to a maximum of 15% of eligible compensation. The required contribution to the money purchase pension plan is 10%. For 2001, contributions totaling $ 7,500, for the profit-sharing plan and $ 5,000, for the money purchase pension plan are included in compensation in the statement of operations.

NOTE D – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2001, the Company's net capital is $31,033, which is $ 26,033, in excess of the minimum amounts required. The Company's ratio of aggregate indebtedness to net capital at December 31, 2001 was .26 to 1.0.

The rule provides that equity capital may not be withdrawn, subordinated debt may not be repaid and cash dividends may not be paid if the resulting net capital would be less than the amounts required under the rule.

# ADDITIONAL INFORMATION

**MANAGED INVESTMENTS, INC.**

**COMPUTATION OF NET CAPITAL**

**December 31, 2001**

| | |
|---|---|
| NET CAPITAL | |
| Stockholders' equity | $ 47,985 |
| Less nonallowable assets: | |
| Accounts receivable | (6,971) |
| Prepaid income taxes | (1,498) |
| Other assets | (5,616) |
| Furniture and equipment, net | (2,835) |
| | (16,920) |
| Net capital before haircut on money market funds | 31,065 |
| Haircut on money market funds | ( 32) |
| NET CAPITAL | $ 31,033 |
| AGGREGATE INDEBTEDNESS | |
| Items included in statement of financial condition | $ 8,141 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS | |
| Minimum net capital requirement (6-2/3 % of aggregate indebtedness) | $ 5,000 |
| Net capital in excess of minimum requirement | $ 26,033 |
| Ratio of aggregate indebtedness to net capital | .26 to 1 |
| RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31) | |
| Net capital, as reported in Company's Part II (unaudited) FOCUS report | $ 31,756 |
| Audit adjustments: | |
| Accounts payable | (50) |
| Deferred income taxes | (673) |
| Net capital as reported herein | $ 31,033 |
| Aggregate indebtedness as reported in Company's Part II (unaudited) FOCUS report | $ 7,418 |
| Audit adjustments: | |
| Accounts payable | 50 |
| Deferred income taxes | 673 |
| Aggregate indebtedness, as reported herein | $ 8,141 |

These differences result in a ratio of aggregate indebtedness to net capital of .26 to 1.0 rather than .23 to 1.0 as previously reported.

*CLARIDAD & CROWE*

**Certified Public Accountants**
**A Partnership of Professional Corporations**

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

January 17, 2002

Board of Directors
Managed Investments, Inc.
Mountain View, California

We have audited the financial statements of Managed Investments, Inc., for the year ended December 31, 2001, and have issued our report thereon dated January 17, 2002. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary to express an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Managed Investments, Inc., that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-5(g)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Since the Company does not maintain customer accounts and does not handle securities, we have not made a study of the practices and procedures (including tests of compliance with such practices and procedures) relevant to the objectives stated in rule 17a-5(g) for (1) making the quarterly securities examinations, counts verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures as referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss

from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with procedures may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Managed Investments, Inc., taken as a whole. Our study and evaluation disclosed no condition that we believed to be of material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives and nothing came to our attention that would indicate the Company had not complied with the condition of its exception under rule 15c3-3 during the year then ended.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.



**CERTIFIED PUBLIC ACCOUNTANTS**